FOIA CONFIDENTIAL TREATMENT REQUESTED

Confidential treatment of portions of this letter has been requested by ARRIS Group, Inc. pursuant to 17 C.F.R. § 200.83. Such portions are denoted with “        ” and have been submitted separately to the Securities and Exchange Commission.

November 27, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:

ARRIS Group, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed February 27, 2013

Form 10-Q for the Quarter Ended September 30, 2013

Filed November 8, 2013

File No. 000-31254

Responses dated September 25, 2013 and October 15, 2013

File No. 000-31254

Dear Mr. Spirgel:

This letter is being submitted in response to the additional comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated November 13, 2013 (the “Follow-up Comment Letter”) with respect to the above-referenced filings and correspondence of ARRIS Group, Inc. (“ARRIS,” “we,” “us,” “our” or the “Company”). For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it.

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Please note that we are requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information Requests, 17 C.F.R. § 200.83, with respect to portions of our response to Comment 1. Such information is being provided to the Commission in its entirety in hard copy under separate cover along with the request for confidential treatment. Please note that the version of this letter submitted via EDGAR omits confidential information included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version by with “        ”. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately so that we can substantiate the request for confidential treatment in accordance with Rule 83. Please address any notification of a request for access to such information to the undersigned at the address shown above or via telephone at (678) 473-2000.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Note 3. Business Acquisitions, page 8

1.	We note your response to comment 3 in our letter dated September 17, 2013 and your supplemental responses dated October 15, 2013. Please provide us with a copy of the valuation report for the Developed and In-process technologies. In addition, please address the following:

•	Tell us the terms of the license agreements (including, the life, whether it is exclusive, whether it is transferable and whether it is tied to the patent lives); and

•	Provide us with a list of each Developed and In-process technology you acquired and their useful life.

Response

Valuation Report. Attached to this letter as Exhibit A is a portion of the draft valuation report dated November 20, 2013, prepared for ARRIS by Deloitte Financial Advisory Services LLP that relates to the developed and in-process technologies (the “Valuation Report”). We have included the introduction to the report as well as page 79 through page 91 of Addendum 9 to the report and the relevant exhibits. We have excluded the remainder of the report because its inclusion would result in a substantial increase in the amount of confidential information that could be subject to a FOIA request. We note that the Valuation Report has not been finalized and may be further adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date and we will record those adjustments to the financial statements.

License Agreement. The Company’s rights in the licensed patents are a product of an Intellectual Property License Agreement dated as of April 17, 2013, by and among Motorola Mobility LLC, General Instrument Corporation, ARRIS Enterprises, Inc. and Google Inc. (the “License Agreement”). A copy of the form of the License Agreement was filed as an exhibit to Exhibit 2.1 in the Company’s Form 8-K filed December 20, 2012.

The License Agreement does not include any ongoing monetary obligations for either party with respect to the other (i.e., no payment of any sums separate from the consideration

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transferred for the Home business). The license to all categories of patents is not exclusive, and is perpetual (i.e., the license runs until the last of the licensed patents expires). This license can be sublicensed to the Company’s affiliates for customary practices. The license can be assigned in whole by either party to an acquiring party upon a sale of the business, and can be assigned in part up to two times upon a sale of a division of the business whose aggregate revenue exceeds $100 million per year.

In addition to the patent assets, the license agreement also provides for a generic license to the Company (via its ownership of the Home business) of Motorola Mobility intellectual property that was used by the legacy Home business as of April 17, 2013 for any product, current or future.

The License Agreement provides for two primary categories of patents assets that were licensed to Home:

1.	At the time of signing, Google owned 3,164 patent assets through its ownership of the Home business. However, ARRIS acquired only 991 of those patent assets when it acquired the Home business. The remaining 2,173 patent assets were retained by Google through its Motorola Mobility business. With respect to the 2,173 retained patent assets, ARRIS now has a non-exclusive, worldwide, irrevocable, perpetual license to practice those patents within the general scope of the business by virtue of its acquisition of the Home business. In addition, ARRIS has a non-exclusive, worldwide, irrevocable, perpetual license to practice any patents and applications covering any Home business product (current or future) filed after the acquisition that claim priority to any application filed before April 17, 2014.

2.	At the time of signing, Google owned approximately 17,000 patent assets through its ownership of Motorola Mobility (“Mobility Patent Assets”). At that time, the Home business did not have any formal ownership in the Mobility Patent Assets, although it presumably could have used the Mobility Patent Assets by virtue of its status as a subsidiary of Motorola Mobility. ARRIS now has a non-exclusive, worldwide, irrevocable, perpetual license to practice Mobility Patent Assets within the general scope of the business, but only for their current products and extensions, by virtue of its acquisition of the Home business and its affiliates. In addition, ARRIS has a non-exclusive, worldwide, irrevocable, perpetual license to practice any patents and applications covering current products of the Home business (as well as extensions of those products that are within the field of the Home business) filed after the acquisition that claim priority to any application filed before April 17, 2014.

With respect to the 991 patent assets that were included with the sale of the Home business to ARRIS, the license agreement grants a non-exclusive, worldwide, irrevocable, perpetual license back to Mobility and Google for these 991 patent assets. This category of patent assets also includes patents and applications filed after the acquisition that claim priority to any application filed before April 17, 2014.

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Developed and In-process Technology/Patents. Lists of each developed and in-process technology we acquired in connection with the Motorola Home acquisition as well as the useful life of each such technology is located on pages 83 and 87 of the Valuation Report.

*        *        *         *        *

If you have any questions regarding the responses to the comments above or require additional information, please contact the undersigned at (678) 473-2000.

Sincerely,

/s/ David B. Potts
David B. Potts
Executive Vice President, Chief Financial Officer and Chief Accounting Officer

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EXHIBIT A

Portion of Draft Valuation Report of Deloitte Financial Advisory Services LLP

dated November 20, 2013

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Deloitte Financial Advisory Services LLP
Suite 2000
191 Peachtree Street NE
Atlanta, GA 30303-1924
USA
Tel: +1 404 220 1500
www.deloitte.com

November 20, 2013

Ms. Lynn Turner

Vice President – Finance/Corporate

ARRIS Group, Inc.

3871 Lakefield Drive

Suwanee, GA 30024

Dear Ms. Turner:

Deloitte Financial Advisory Services LLP (“Deloitte FAS”) was pleased to assist ARRIS Group, Inc. and its subsidiaries (collectively, “ARRIS” or the “Client” or the “Company”) in connection with its financial reporting activities with the provision of the services described in our engagement letter dated January 17, 2013.

Accompanying this letter is our draft report pertaining to the fair value of certain reporting units, assets and liabilities of Motorola Mobility’s Home business relating to the acquisition by ARRIS as of April 17, 2013.

Our report describes the purpose, use, and scope of the analysis; the methods employed; and the results of the work. The results, advice, recommendations, or conclusions included in the report are subject to the Assumptions and Limiting Conditions and the Certifications that are presented as appendices.

In authorizing us to provide you with our final report, you confirm that to the best of your knowledge and belief (1) the information you supplied to us for the purpose of this engagement is complete and accurate in all material respects as of the Effective Date, and (2) you accept sole responsibility for the forecasts and assumptions underlying the forecasts used in our analyses and confirm that they are reasonable under the circumstances.

If you have any questions regarding the results of the analysis, please contact Justin Silber at (404) 942-6960 or David Kucyk at (412) 402-2761.

Very truly yours,

Deloitte Financial Advisory Services LLP

By: Justin Silber

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Financial Advisory Services

ARRIS Group, Inc.

Analysis of the Fair Value of Certain Reporting Units, Assets and Liabilities Related to the Acquisition of Motorola Mobility’s Home Business

Prepared for ARRIS Group, Inc. and its subsidiaries as of April 17, 2013

Draft Report Date: November 20, 2013

This report is intended solely for the informational purposes and internal use of ARRIS Group, Inc. and its subsidiaries, and is not intended to be and should not be used by any other person or entity. No other person or entity is entitled to rely, in any manner or for any purpose, on this report.

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Report

Prepared for	1

Engagement overview	1

Purpose and use	1

Scope of the services	1

Acquired company overview summary	8

Economic overview summary	9

Industry overview summary	9

Valuation analysis	10

Summary of findings	12

Closing remarks	12

Appendices

Appendix 1 — Assumptions and limiting conditions

Appendix 2 — Certifications

Addenda

Addendum 1 — Scope of the services

Addendum 2 — Acquired company overview

Addendum 3 — Economic overview

Addendum 4 — Industry overview

Addendum 5 — Sources of information

Addendum 6 — Valuation approaches and methods

Addendum 7 — Valuation of the reporting units

Addendum 8 — Valuation of the real property assets

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Addendum 9 — Valuation of the personal property assets

Addendum 10 — Valuation of the intangible assets

Addendum 11 — Valuation of the liabilities

Addendum 12 — Contributory asset charges

Addendum 13 — Weighted average cost of capital

Exhibits

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Report

Prepared for

Ms. Lynn Turner

Vice President – Finance/Corporate

ARRIS Group, Inc.

3871 Lakefield Drive

Suwanee, GA 30024

Engagement overview

ARRIS Group, Inc. and its subsidiaries (collectively, “ARRIS” or the “Client” or the “Company”) sought valuation advice and recommendations to assist it in estimating the fair value of certain reporting units, assets and liabilities of Motorola Mobility’s Home business (“Motorola Home” or the “Acquired Company”) for financial reporting purposes. We understand the assets were acquired and liabilities were assumed by the Client as part of its acquisition of the Acquired Company from Google, Inc. on April 17, 2013.

Deloitte Financial Advisory Services LLP (“Deloitte FAS”) assisted ARRIS in connection with its financial reporting activities with the provision of the services described in our engagement letter dated January 17, 2013 (the “Services”).

Purpose and use

The Services and this report (the “Deliverable”) are solely for ARRIS’s internal use to assist it in meeting its financial reporting requirements.

Scope of the services

Services provided

We performed an analysis described as a valuation engagement in the Statement on Standards for Valuation Services No. 1, Valuation of a Business, Business Ownership Interest, Security, or Intangible Asset (“SSVS 1”), of the American Institute of Certified Public Accountants and, consistent with the ASA Business Valuation Standards of the American Society of Appraisers, as an appraisal within the Uniform Standards of Professional Appraisal Practice (USPAP) of The Appraisal Foundation to develop an estimate of the fair value of certain intangible assets of the Acquired Company (the “Intangible Assets”), real property assets (the “Real Property Assets”) and personal property assets (the “Personal Property Assets”) (collectively, the “Assets”) as of April 17, 2013 (the “Effective Date”). We also developed an estimate of the fair value of certain reporting units (the “Reporting Units”) and liabilities (the “Liabilities”) of the Acquired Company as of the Effective Date. No other reporting units, assets or liabilities were included in the Services.

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Company management (“Management”) identified the Reporting Units, Assets and Liabilities as described in the following paragraphs to be valued as part of our analysis. All were valued incorporating the concept of highest and best use in accordance with ASC 820, Fair Value Measurement, from the viewpoint of a market participant.

Description of the reporting units1

Home devices

The Home Devices (“HD”) reporting unit product portfolio primarily includes interactive set-top boxes. It is a leader in providing set-top boxes and data and voice modems on consumers’ premises.

Network infrastructure solutions

The Network Infrastructure Solutions (“NIS”) reporting unit product portfolio primarily includes end-to-end digital video and Internet Protocol Television distribution systems and broadband access infrastructure platforms. It provides a wide range of network equipment to transport signals to and from the end-user premises. Its products are used by network operators to process, deliver and manage video, voice and data services.

Converged experiences

The Converged Experiences (“CE”) reporting unit provides software that enables the delivery and management of multi-screen experiences across a wide range of cable, telecommunications and wireless platforms.

Description of the real property assets

Real property includes all the interests, benefits, and rights inherent in the ownership of physical real estate. The real property typically consists of the real estate assets and lease interests of an acquired company and is ordinarily unique to the nature of that acquired company’s operations.

Management identified the following Real Property Assets to be valued as part of our analysis:

•	Favorable and unfavorable leasehold interests for 46 locations classified as operating leases

•	Fee simple interests for owned real property assets, including land, building improvements and site improvements at four locations, including one in Mexico and one in Taiwan

•	Thirteen locations identified as Transaction Services Agreement (“TSA”) properties (see description below)

As part of our leasehold interest valuation, leases that were signed within eighteen months of the Effective Date were assumed to be leased at market rates and were excluded from the valuation. Leases that end within eighteen months of the Effective Date were assumed to be de minimis in value due to the short duration of cash flows associated with them, and were also excluded from the valuation. After these criteria were applied, forty leasehold interests were excluded and only six leasehold interests were assessed as part of the analysis.

[1]	Information in this section was based on, and in some cases excerpted directly from information provided by Management.

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The Client described the TSA properties as locations that were retained by Motorola Mobility and do not provide a leasehold interest to the Client. The agreements for these locations relate to specific services provided by Motorola Mobility and were signed in conjunction with Client’s acquisition of the Acquired Company. Based on these criteria, the TSA locations were excluded from the analysis.

Please refer to the below table for a brief description of each property appraised, including property name, property address, leased/owned status, and date of construction (where applicable):

Site Name	Address	State	Country	Leased/Owned Status	LCD	LED	Year Built

Hangzhou, China – Tango Eastcom	Factory D, Section B Office Building, FL 2, Eastcom City	N/A	China	Buyer to Lease	25-Oct-2008	24-Oct-2017	N/A

St. Petersburg, Russia	12 A Sedova Street	N/A	Russia	Buyer to Lease	31-Jul-2010	31-Jan-2015	N/A

Lawrenceville, GA	1745 North Brown Road	GA	USA	Buyer to Lease	16-Jul-2001	31-Dec-2015	N/A

Linkoping, Sweden (includes ZSE27)	Agatan 53 SE-582 22	N/A	Sweden	Buyer to Lease	1-Apr-2010	31-Mar-2016	N/A

Bangalore, India – LV Building Bagmane Tech Park	Block A, Lake View Bldg, 6th & 7th Floor, No. 66/1, Bagmane Tech Park, CV Raman Nagar	Karnataka	India	Buyer to Lease	1-Aug-2011	31-Jul-2016	N/A

Alameda, CA	1101 Marina Village Parkway	CA	USA	Buyer to Lease	25-Aug-2008	31-Dec-2018	N/A

Horsham, PA	101 Tournament Dr	PA	USA	Buyer to Own	N/A	N/A	1997

San Diego, CA	6450 Sequence Drive	CA	USA	Buyer to Own	N/A	N/A	1998

Shin Tien, Taiwan – Pao Chiao Industrial Park	Paoyuan Section	N/A	Taiwan	Buyer to Own	N/A	N/A	1969

Monterrey, Mexico (HM)	Via De La Investigacion e Tecnologica Autopista al Aeropuerto	N/A	Mexico	Buyer to Own	N/A	N/A	2009

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Description of the personal property assets

The Personal Property Assets identified by Management and included in our analysis were located at manufacturing and research and development facilities in Taiwan, Chile, Ecuador, Argentina, Mexico, Russia, Sweden, and the U.S. They generally consisted of the following asset categories used in the manufacturing of home cable and internet devices:

•	Lab & Test Equipment

•	Production Machinery & Equipment

•	Leasehold Improvements

•	Computer Software

•	Computer Equipment

•	Machinery & Factory Equipment

•	Factory Tool & Dies

•	Furniture & Fixtures

•	Telephone Equipment

•	Automobiles

•	Computer Hardware

•	CATV Equipment

•	Office Equipment

•	Demo Equipment

•	Product Machinery & Equipment – Tooling

•	Building Equipment

•	Field Equipment

•	Data Processing Equipment

•	Construction in Progress

•	5 Year Tax Components

Description of the intangible assets

The following Intangible Assets were identified by Management using the guidelines outlined in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, Business Combinations, as it relates to the accounting for intangible assets purchased in business combinations, and were included in our analysis:

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•	Customer Relationships

•	Backlog

•	Trademarks / Trade Names

•	Motorola

•	General Instruments (“GI”)

•	Developed Technology/Patents

•	In-Process Research & Development (“IPR&D”)

ASC 805 defines an intangible asset as an asset (other than a financial asset) that lacks physical substance (excluding goodwill). Such an asset is identifiable if it meets either of the following criteria:

•	It is separable, that is, capable of being separated or divided from the entity and sold, transferred, licensed, rented, or exchanged, either individually or together with a related contract, identifiable asset, or liability, regardless of whether the entity intends to do so.

•	It arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations.

ASC 805 presents a representative list of common identifiable intangible assets, which includes the following categories:

•	Marketing-related

•	Customer-related

•	Artistic-based

•	Contract-related

•	Technology-based

The specific, identifiable intangible assets of a business enterprise depend largely upon the nature of its operations. The approach to the valuation of each intangible asset will vary depending upon the nature of the asset, the business in which it is utilized, and the economic returns it is generating or is expected to generate.

Description of the liabilities2

On February 25, 2011, Motorola Mobility and Motorola Home filed a patent infringement complaint against TiVo, Inc. (“TiVo”) in the U.S. District Court for the Eastern District of Texas. The complaint alleged infringement of three patents by TiVo DVR products, and requested a declaration that two patents of TiVo were invalid and not infringed by certain DVR products of Motorola Mobility and GI Corporation. The complaint asserted that an actual controversy existed between TiVo and Motorola Mobility/Motorola Home based on TiVo’s accusations of infringement related to Motorola Home business’ DVR products in

[2]	Information in this section was based on, and in some cases excerpted directly from information provided by Management.

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the TiVo-Verizon lawsuit, Verizon’s indemnification demand to Motrolola Mobility/Motorola Home, and subsequent discovery in the TiVo-Verizon lawsuit directed at the Home business’ DVR products. On April 18, 2011, TiVo filed an answer and counterclaim to the Motorola Mobility action denying any infringement of Motorola Mobility patents and claimed that Motorola Mobility actually infringed several of its patents.

Prior to and subsequent to the Effective Date, Google was engaged in discussions with TiVo to settle the litigation and on June 7, 2013, the Company, Google and TiVo reached a settlement agreement to settle all claims associated with the patent infringement litigation for $196 million, which included non-exclusive, worldwide, non-transferable and perpetual license to the patents subjected to the litigation. Motorola Home had not previously recognized an amount with respect to the TiVo counterclaim. At the time of the settlement, the Company was in the preliminary phase of estimating the potential liability associated with the litigation.

As discussed above, an agreement was entered into on June 7, 2013 between ARRIS, ARRIS HoldCo, Google, and Motorola Home (“Settlement Agreement and Release”). This Settlement Agreement and Release acknowledges the relevant section from the acquisition agreement. Further, pursuant to the Settlement Agreement and Release:

•	Cash Payment: ARRIS is required to reimburse Google in an amount equal to (a) 50 percent of the first $50 million of specified retained litigation damages in respect of any past infringement by current products of the business and (b) 50 percent of the first $50 million of specified retained litigation damages in respect of future royalty payments to the cost share patent holders.

•	Trademark License Extension: Google and Motorola Home desire to extend the term of an existing Trademark License Agreement dated April 17, 2013 by one year.

•	Patent License: TiVo will provide a fully paid up license to ARRIS for non-exclusive use of certain patents.

•	Release of Claims: TiVo will release ARRIS and Motorola Home from claims of infringement against certain patents.

•	Covenant Not to Sue: Google agrees to “forever release” ARRIS from all claims relating to the identified litigation and all future litigation by TiVo or any assignee of or successor in interest to the identified patents alleging infringement of the identified patents, against Motorola Home and/or its customers, whether such alleged infringement is by current products of Motorola Home, modified or redesigned versions of current products of Motorola Home, or new or future products of Motorola Home.

The fair value of the legal contingency (the “TiVo Patent Liability”) was calculated as the residual value between the $50 million cash payment to be made to settle such litigation and the fair value of the patent license (the “TiVo Patent License Agreement”) and trademark extension (the “Trademark Extension”). Although the Settlement Agreement and Release was not entered into until June 7, 2013, the Company concluded that it was probable that the litigation liability existed at the Effective Date and was able to obtain information during the measurement period to estimate the fair value of the opening balance sheet liability.

Description of the analysis

Our analysis included, but was not necessarily limited to, the following:

•	Interviews with Management and the management of the Acquired Company concerning the Acquired Company’s history; the nature of its business, the Reporting Units, the Assets and the Liabilities; its competitive position, strengths, and challenges; its operating and non-operating assets,

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•	if any; its historical financial position, operating performance, historical transactions involving its debt or equity securities; and its plans for the future, including expectations regarding operating performance and financial position

•	Analysis of the Acquired Company’s historical and prospective financial data

•	Research concerning the:

•	Acquired Company, its financial and operating history, the nature of its products and/or services, and its competitive position in the marketplace

•	Current economic conditions and outlook for the national economy, as well as applicable global economic conditions

•	Industry or industries in which the Acquired Company participates

•	Acquired Company’s competitors and other companies engaged in the same or similar lines of business

•	Analysis of market research reports regarding participants in the Acquired Company’s industry

•	Consideration, selection, and application of valuation approaches and methods

•	Estimation of the fair value of the Reporting Units, Assets and Liabilities as of the Effective Date

Type and premise of value

For financial reporting purposes, the type of value is fair value. Fair value as defined in ASC 820 is the “price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

Unless otherwise noted in the Deliverable, the type of value reflects the highest and best use3 of each nonfinancial asset or business interest included in the Services.

If the highest and best use of a nonfinancial asset is to use the asset in combination with other assets or with other assets and liabilities, the fair value of the asset was estimated based on the price that would be received in a current transaction to sell the asset assuming that the asset would be used with other assets as a group or with other assets and liabilities, and that those assets and liabilities (i.e., its complementary assets and the associated liabilities) would be available to market participants.4

If the highest and best use of a nonfinancial asset is to use it on a standalone basis, the fair value of the asset was estimated based on the price that would be received in a current transaction to sell the asset to market participants that would use the asset on a standalone basis.5

If the highest and best use of a business interest is consistent with its value as a going concern, then the value of the business interest reflects the continued operation of the business. If the highest and best use of a business interest is consistent with its liquidation value, then the value of the business interest reflects the estimated proceeds derived from the discontinuation of the business and the sale of its assets.

[3]	Paragraph 19 of ASU 2011-4, Fair Value Measurement (Topic 820).
[4]	Ibid.
[5]	Ibid.

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The value of each asset, asset group or business interest reflects the estimated exit price at which the asset, group of assets or business interest would exchange in a hypothetical transaction occurring among market participants.

Acquired company overview summary6

Motorola Home is a provider of products and services to cable operators and wireline telecommunications service providers that enable the delivery of video, voice and data services to consumers. Its product portfolio primarily includes interactive set-top boxes, end-to-end digital video and Internet Protocol Television distribution systems, broadband access infrastructure platforms, and associated data and voice customer premises equipment.

The Acquired Company’s products and services are used by content providers and network operators throughout the delivery network and by consumers in the home. It is a leader in providing set-top boxes and data and voice modems on consumers’ premises. Motorola Home provides a wide range of network equipment to transport signals to and from the end-user premises. Its products are used by network operators to process, deliver and manage video, voice and data services. The Acquired Company provides software that enables the delivery and management of multi-screen experiences across a wide range of cable, telco and wireless platforms.

Motorola Home’s key strengths position it well to be a leading provider of products and services to network operators. Its key strengths include a long history of innovation, a broad portfolio of infrastructure and devices, strategic customer relationships, extensive intellectual property and industry standards leadership, and protection and security of high-value content and devices.

The Acquired Company is focused on leading the development of next-generation broadband solutions which will enable the delivery of personalized media experiences across multiple devices. Key elements of Motorola Home’s strategy include expanding its product portfolio and capabilities to support Internet Protocol service delivery and multi-screen convergence; expanding its software, services and applications portfolio; increasing digital adoption by customers of network operators in North America; increasing its sales to target customers outside North America; continuing to enhance its intellectual property portfolio; and pursuing complementary technology and talent through acquisitions.

[6]	Information in this section was based on, and in some cases excerpted directly from information provided by Management.

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Economic overview summary7

The Economist Intelligence Unit (“EIU”) forecasts that the global economy is expected to expand by 2.2 percent at market exchange rates in 2013, and by 3.3 percent at purchasing power parity (“PPP”) exchange rates, which give more weight to emerging markets. Despite relative strength in Germany, much of the rest of the euro zone is off to a slow start in 2013. The EIU maintains the view that conditions in the currency bloc are expected to improve in the second half of 2012, but a weak first quarter - the result of austerity programs and reduced domestic demand - may hold back full-year performance. The EIU has lowered its euro zone gross domestic product (“GDP”) forecast for 2013 to -0.4 percent from -0.2 percent. The EIU has also trimmed its forecast for China. After slow growth in 2012, the EIU continues to expect a recovery in 2013 to 8.4 percent. The EIU expects the U.S. economy to post a growth rate of approximately 3 percent in the second half of 2013, well ahead of the annual average of 2.1 percent. Even with these changes, global GDP growth this year is expected to be better than in 2012, although worse than in 2011.

Industry overview summary8

The Communication Equipment Manufacturing industry produces radio and TV broadcasting equipment and other wireless communications equipment, including cell phones. It began its recovery in 2011 after a disappointing 2009, when revenue declined 23.9 percent due to plummeting consumer spending. Further, corporations delayed upgrades to wireless and broadcast infrastructure due to economic uncertainty. As a result of the recession’s adverse effects on the industry, revenue has fallen at an estimated average annual rate of 6.8 percent from 2008 to 2013. In 2013, the recovery is expected to reverse with revenue dropping 3.7 percent to $31.6 billion as the dollar appreciates and drives exports down.

Over the past five years, product innovations were key drivers of increased underlying consumer demand for new services and devices that bolstered industry performance. While domestic companies are often at the forefront of innovation in this industry, many domestic firms have been offshoring less profitable manufacturing activities to lower-cost countries, boosting industry profit. The persistent rise of industry imports over the past five years has threatened domestic manufacturers. Imports are expected to account for 69.3 percent of domestic demand in 2013, up from 53.8 percent in 2008. Industry companies are increasingly offshoring production to countries with relatively lower wages, such as Mexico and China, further sapping industry revenue.

Since 2008, the economic downturn and rising import competition have led to industry consolidation. Major players, such as Cisco, acquired small competitors, while companies like Alcatel and Lucent merged to stay afloat in an increasingly competitive global economy. Consolidation has led to a broader range of products within a company, requiring larger research and development (R&D) departments. These growing R&D departments require employees with a higher level of skill. Due to this increase in skill, over the five years to 2013, industry wages are expected to increase at a 1.5 percent annualized rate, accounting for nearly a quarter of revenue.

Through 2018, industry revenue is projected to recover at an average annual rate of 4.4 percent to total $39.2 billion. Domestic demand for industry products is forecast to grow at an annualized rate of 6.9 percent during the same period, but a loss of market share in domestic and export markets will partly offset industry growth. US operators will continue shifting their focus to the service sector, while outsourcing production abroad.

[7]	Information in this section was based on, and in some cases excerpted directly from the Economist Intelligence Unit N.A. Incorporation’s “Global Outlook” report dated April, 2013
[8]	Information in this section was based on, and in some cases excerpted directly from the IBISWorld’s “Communication Equipment Manufacturing in the US” report dated February, 2013

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Valuation analysis

Sources of information

We researched, collected, and evaluated financial and nonfinancial information obtained from public sources, including print and online media. We also collected and considered private information provided by ARRIS and the Acquired Company.

The financial information included financial statements as of and for the years ended December 31, 2010 through December 31, 2012 that were reported on by KPMG LLP. Deloitte FAS assumes no responsibility for the financial information.

The financial information includes financial statements as of the Effective Date that were prepared by Management and were not reported on as part of an audit, review, compilation, or attest engagement performed under the American Institute of Certified Public Accountants (AICPA) Statements on Standards for Attestation Engagements (SSAE) or in accordance with standards established by the Public Company Accounting Oversight Board (United States) (PCAOB). As part of the Services, Deloitte FAS did not audit, review, or compile, or attest under the SSAE or attest standards established by the PCAOB to the financial information and assumes no responsibility for such information.

The prospective financial information used in this analysis was prepared or approved by Management and is the responsibility of the Company. The Company is responsible for representations about its plans and expectations and for disclosure of significant information that might affect the ultimate realization of any forecasted results.

Deloitte FAS has no responsibility for the achievability of the results forecasted.

Events and circumstances frequently do not occur as expected. There will usually be differences between prospective financial information and actual results, and those differences may be material.

The Services and this report do not constitute (1) a recommendation regarding the acquisition or financing of any business, assets, liabilities, or securities; (2) a market or financial feasibility study; (3) a fairness or solvency opinion; or (4) an examination or compilation of, or the performance of agreed-upon procedures with respect to, prospective financial information in accordance with standards established by the American Institute of Certified Public Accountants or the Public Company Accounting Oversight Board. The engagement and the Deliverables are not intended to be and shall not be construed to be “investment advice” within the meaning of the Investment Advisers Act of 1940.

Valuation process

Overview

We considered and evaluated the three traditional approaches to value the Assets: the income approach, the market approach, and the cost approach. The income approach is a general way of developing a value indication for a business or asset using one or more methods that convert anticipated economic benefits into a present single amount.9 The market or sales comparison approach is a general way of estimating the value of a business or asset using one or more methods that compare the subject to

[9]	AICPA Statement on Standards for Valuation Services No. 1, Appendix B: International Glossary of Business Valuation Terms, 45.

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similar investments or assets that have been sold or offered for sale. Sales and offering prices for the comparable investments or assets are adjusted to reflect differences between the investment or asset being valued and the comparable investments or assets, such as historical financial condition and performance, expected economic benefits, time and terms of sale, utility, and physical characteristics. The cost or asset approach may be viewed as a general way of estimating the value of a business or asset by quantifying the amount of money required to replace the investment or asset with another having equivalent utility, sometimes described as future service capability. Additional descriptions of each approach and the underlying methods can be found in Addendum 6.

We relied on the income, market, or cost approaches to value where applicable, because we believe (1) the selected approaches were appropriate for the valuation analysis, and (2) sufficient information was available for their use. Where we did not rely upon the income approach, the market approach, or the cost approach, we did so because we did not consider it to be applicable to the analysis, or, if applicable, because we determined that the collected data was insufficient to achieve credible results.

The following is a summary of the valuation approaches and methods that we applied to each of the Assets included in the valuation analysis:

•	Reporting Units: We used the income approach to value the Reporting Units. We relied on the income approach to value because we believe (1) it is appropriate for the valuation analysis, and (2) sufficient information was available for its use.

•	Owned Real Property: To value these assets, we used the sales comparison and cost approaches. We relied on the sales comparison and cost approaches to value as applicable, because we believe (1) each is appropriate for the valuation analysis, and (2) sufficient information was available for their use, where applicable.

•	Leasehold Interests: To value these assets, we used the income approach. We relied on the income approach to value because we believe (1) it is appropriate for the valuation analysis, and (2) sufficient information was available for the its use.

•	Personal Property Assets: To value these assets, we used the market and cost approaches. We relied on the market and cost approaches to value as applicable, because we believe (1) each is appropriate for the valuation analysis, and (2) sufficient information was available for their use.

•	Intangible Assets: To value these assets, we used the income approach. We relied on the income approach to value because we believe (1) it is appropriate for the valuation analysis, and (2) sufficient information was available for its use.

•	Liabilities: The value of the TiVo Patent Liability was calculated as the residual value between the $50 million cash payment to be made to settle such litigation and the value of the TiVo Patent License Agreement and the Trademark Extension. To value the TiVo Patent License Agreement, we used the income approach because we believe (1) it is appropriate for the valuation analysis, and (2) sufficient information was available for its use. The Trademark Extension was calculated as the incremental value added by extending the remaining useful life of the Motorola Trade Name/Trademark for the HD reporting unit from one to two years.

Reconciliation

The valuation process is typically concluded by relying upon the approach or approaches that are determined to be the most appropriate for the investment or asset being valued in light of the available data. If reliance is placed on more than one valuation approach, the indicated values provided by each are reconciled to reach a final estimate of value.

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Summary of findings

Based upon the analyses discussed above, and as more fully explained in the attached addenda, it is our opinion that the fair value of the Reporting Units, Assets and Liabilities of the Acquired Company as of the Effective Date is reasonably estimated as follows:

	Fair Value ($ In Thousands)
Asset/Liability	Home Devices	Network Infrastructure Solutions	Converged Experiences	Total
Estimated Purchase Price	1,807,413	488,584	88,526	2,384,523
Real Property	129,512	35,026	6,322	170,860
Personal Property	99,656	74,845	5,976	180,477
TiVo Patent Liability	13,900	—	—	13,900
Above Market Leases	230	61	15	307
Intangible Assets:
Customer Relationships	472,500	134,600	43,100	650,200
Backlog	27,700	15,100	1,800	44,600
Trademark / Trade Name – Motorola	13,900	3,700	900	18,500
Trademark / Trade Name – GI	200	100	—	300
Developed Technology/Patents	303,300	88,400	45,400	437,100
IPR&D	72,900	8,400	1,300	82,600
Below Market Leases	150	40	10	200
Total Intangible Assets	890,650	250,340	92,510	1,233,500

Closing remarks

This valuation engagement was conducted, and this report, its appendices, addenda, and exhibits were prepared, in accordance with our understanding and interpretation of SSVS 1, ASA Business Valuation Standards of the American Society of Appraisers, and USPAP. This report is identified as a Summary Report under SSVS 1, as a Summary Appraisal Report under Standards 2 and 8 of USPAP, and, consistent with the ASA Business Valuation Standards of the American Society of Appraisers, as an Appraisal Report under Standard 10 of USPAP.

All results, advice, recommendations, or conclusions included in this report are subject to the Assumptions and Limiting Conditions and Certifications that are presented as appendices.

The following appendices, addenda, and exhibits provide more detailed information regarding the analysis described in this report:

•	Appendix 1 — Assumptions and limiting conditions

•	Appendix 2 — Certifications

•	Addendum 1 — Scope of the services

•	Addendum 2 — Acquired company overview

•	Addendum 3 — Economic overview

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•	Addendum 4 — Industry overview

•	Addendum 5 — Sources of information

•	Addendum 6 — Valuation approaches and methods

•	Addendum 7 – Valuation of the reporting units

•	Addendum 8 — Valuation of the real property assets

•	Addendum 9 — Valuation of the personal property assets

•	Addendum 10 — Valuation of the intangible assets

•	Addendum 11 – Valuation of the liabilities

•	Addendum 12 — Contributory asset charges

•	Addendum 13 — Weighted average cost of capital

•	Exhibits

We have no obligation to update this report or our estimate of value for information that comes to our attention after the date of this report.

If you have any questions regarding the results of the analysis, please contact Justin Silber at (404) 942-6960 or David Kucyk at (412) 402-2761.

Respectfully submitted,

Deloitte Financial Advisory Services LLP

By: Justin Silbe

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Tax amortization benefit

The fair value of the Trade Names/Trademarks is considered amortizable for income tax purposes from the viewpoint of a market participant. The present value of the tax benefit from amortization of the assets has been added to the present value of the incremental after-tax cash flows to arrive at the indicated value of the Trade Names/Trademarks. For the calculation of the tax amortization benefit, please refer to the Customer Relationships section.

Indicated value

Exhibits 7, 8, 23, 24, 38 and 39 present the detailed application of the relief from royalty method, which produced the following indicated values for the Trade Names/Trademarks:

Trade Names / Trademarks	Fair Value ($000s)
Home Devices
Motorola	13,900
General Instruments	200
Network Infrastructure Solutions
Motorola	3,700
General Instruments	100
Converged Experiences
Motorola	900
General Instruments	—

Valuation of developed technology/patents

According to ASC 805, technology generally represents patented technology, computer software and mask works, unpatented technology, databases, and trade secrets that are technologically feasible. Technology can take many forms and includes, but is not limited to, the following: knowledge of materials, processes or methods, patents, regulatory approvals, specialized devices, patterns, formulas, tooling, and machine settings.

Technology has value to the extent that it provides an economic advantage in the marketplace or serves as a barrier to competition. The economic advantage can take the form of lower manufacturing and operating costs or allow a company to charge a premium price for its goods or services. The technology can also serve as a barrier to competition if, for example, a potential competitor is capable of developing similar technology, but the costs and time involved make it prohibitive.

Technology assets can be classified as either developed or in-process. A developed technology is one that has met the definition of technological feasibility as of the Effective Date, while an in-process research and development project is a technology that has not yet demonstrated technological feasibility. Developed technology is often, but not always, protected by unique patent rights or copyrights, which may afford the holder certain advantages over potential competitors.

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Description of the developed technology/patents

Based on discussions with Management and the management of the Acquired Company, it is our understanding that the Acquired Company has acquired the following technologies (the “Developed Technology/Patents”):

•	Home Devices:

Quadrature Amplitude Modulation (QAM)

Technology Computer Aided Design (TCAD)

Customer Premises Equipment (CPE) Broadband

•	Network Infrastructure Solutions:

Broadband Access Network (BAN)

Cable Modem Termination Systems (CMTS)

Video

Video Processing Solutions (VPS)

•	Converged Experiences:

Multiscreen Software Solutions

Managed Home Software Solutions

Consumer Solutions

As a result of the acquisition of the Acquired Company, the Company acquired or obtained a license with respect to approximately 20,000 technology patents or pending applications. These patents included:

•	991 patents the Company acquired (the “Owned Motorola Home Patents”);

•	2,173 patents that were subject to a broad license that permits the Company to use the patents in any manner it deems appropriate with respect to new products developed by the Company (the “Licensed Motorola Home Patents”); and

•	Approximately 17,000 patents that are subject to a license that only permits the Company to use the technology in existing products and future products in the same field as the existing business (the “Licensed Motorola Mobility Patents”).

Based on the above factors, Management determined the Developed Technology/Patents that was acquired from the Acquired Company is an identifiable intangible asset that has separate and distinct value apart from both tangible assets and goodwill.

Owned Motorola Home patents

The fair value of the 991 Owned Motorola Home Patents acquired, that are currently being used in the design of products, are included in the estimated fair value of the Developed Technology/Patents/IPR&D

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of each of the reporting units. The use of the Owned Motorola Home Patents was contemplated in the projected financial information provided to Deloitte FAS. No Owned Motorola Home Patents not currently being used in the design of products were identified. As a result, no value separate from that captured in the product portfolio was assigned to the 991 Owned Motorola Home Patents acquired. We also note that it would have been extremely difficult (if not impossible) to discretely forecast financial information for each of the Owned Motorola Home Patents due to the fact that multiple patents/patent applications are used in the development of a given product.

Licensed Motorola Home/Motorola Mobility patents

The fair value of the 2,173 Licensed Motorola Home Patents and approximately 17,000 Licensed Motorola Mobility Patents acquired and currently being used in the design of products, are included in the fair value of the Developed Technology/Patents estimated for each of the reporting units. The use of these licenses was contemplated in the projected financial information provided to Deloitte FAS. No patents subject to the licensing agreements were identified as currently being used in the design of products. We note that ARRIS has no authority under the licensing agreements to defend against any potential infringement or otherwise derive value in any way, other than the direct use of these patents in the acquired product portfolio. We also note that it would have been extremely difficult (if not impossible) to discretely forecast financial information for each of the licenses (or group of licenses) due to the fact that multiple licenses related to the patents are used in the development of a given product.

Multi-period excess earnings method

The multi-period excess earnings method, a variation of the income approach, estimates an intangible asset’s value based on the present value of the incremental after-tax cash flows (or “excess earnings”) attributable only to the intangible asset. This method was used to value the existing Developed Technology/Patents as of the Effective Date. This method was selected for the following reasons:

•	The Developed Technology/Patents is considered to be a significant asset and is necessary to compete in the industry.

•	Prospective earnings and related cash flows for the Developed Technology/Patents were identified.

•	Observable comparable royalty rates to apply in a relief from royalty method were not available.

•	Market values for comparable assets were not observed.

•	The cost of reproduction or replacement of the asset is not reflective of the future economic benefit associated with the Developed Technology/Patents.

The application of the multi-period excess earnings method for the Developed Technology/Patents is generally described as follows:

•	The prospective revenues and expenditures directly attributable to the Developed Technology/Patents are determined.

•	A pre-tax royalty charge for certain intangible assets (e.g., trademarks) is deducted to reflect the contribution of these assets to the cash flows of the Developed Technology/Patents, if applicable.

•	An estimate of pre-tax profit from the Developed Technology/Patents is calculated by subtracting the expenditures and adjustments from revenue.

•	Income taxes are applied to the pre-tax profit.

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•	Contributory asset charges for economic returns of and on all monetary, tangible, and other intangible assets necessary to realize the Developed Technology/Patents cash flows are applied.

•	Value is estimated by discounting the resulting incremental after-tax cash flows at a discount rate commensurate with the risk inherent in the Developed Technology/Patents intangible asset as well as any tax benefits related to ownership to present value.

•	The resulting value indication is assessed relative to the other assets acquired and the overall purchase price.

Assumptions and analysis

All of the prospective assumptions used in our analyses were prepared or approved by Management.

Operating earnings

We utilized Management-prepared prospective financial information for the prospective earnings associated with the Developed Technology/Patents as the basis of our valuation. Specifically, Management provided us with the following:

•	The prospective revenues associated with the Developed Technology/Patents as of the Effective Date.

•	The earnings before interest and income taxes margin applicable to the existing technology.

•	The following expenses, which are used to adjust the prospective earnings to reflect costs directly attributable to the Developed Technology/Patents:

•	An adjustment to the research and development expense margin to adjust for research and development directly related to the maintenance expenditures relating to the existing Developed Technology/Patents as of the Effective Date. Specifically, this adjustment accounts for expenses associated with research and development for future technologies that are not applicable to the Developed Technology/Patents.

•	Cost synergies

Remaining useful life

Technologies are subject to continuous improvement, revision, or replacement. As a result, technology assets are typically assigned and valued using a definite life.

Based on discussions with Management and the management of the Acquired Company, it is our understanding that the Developed Technology/Patents exhibits the following characteristics, which were considered in the estimation of remaining useful life:

•	Existing or future plans to create a next generation product that will cannibalize the existing Developed Technology/Patents

•	Point in product life cycle

•	Migration patterns for existing versus new technology

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•	Competitive environment or ease or difficulty of technology replication

•	Cross-sold products that may extend the useful life of the product

•	Migration curve assumptions (straight line versus exponential curve of obsolescence)

Accordingly, Management provided us with migration curve assumptions which we applied to the revenues associated with the technology assets to account for the continual improvement, revision, and replacement of the Developed Technology/Patents. The following remaining useful lives were estimated based upon these migration curve assumptions and discussions with Management and the management of the Acquired Company:

•	Home Devices

QAM: 5 years

TCAD: 4 years

CPE Broadband: 3 years

•	Network Infrastructure Solutions

BAN: 10 years

CMTS: 5 years

Video: 10 years

VPS: 8 years

•	Converged Experiences

Multiscreen Software Solutions: 8 years

Managed Home Software Solutions: 6 years

Consumer Solutions: 5 years

Income tax rate

A tax rate of 36 percent was applied to the pre-tax profit to arrive at the after-tax profit for the HD and NIS Developed Technology/Patents. A tax rate of 37 percent was applied to the pre-tax profit to arrive at the after-tax profit for the CE Developed Technology/Patents.

Contributory asset charges

The incremental after-tax cash flows discounted to present value in the application of a multi-period excess earnings include only those cash flows attributable to the intangible asset being valued. These cash flows attributable to the intangible asset are those in excess of fair returns on all assets necessary to realize the cash flows. In the application of the multi-period excess earnings, the fair return for the use of the contributory assets is captured through the use of a contributory asset charge.

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In order to isolate the value of the Developed Technology/Patents, we reduced after-tax profit by the applicable contributory asset charges. The valuation analysis reflects charges for the following contributing assets:

•	Net working capital

•	Fixed assets

•	Market leases

•	Assembled workforce

These charges were based on the normalized values of these asset groups and the amount of return each asset class would require from the viewpoint of a market participant. Please see Addendum 12 for a discussion of contributory asset charges as applied to the valuation of the intangible assets.

Discount rate

Quantifying the return requirements for a specific intangible asset depends on the nature of the business operations and the intangible asset as various factors may contribute to its risk profile. Based upon our understanding of each Reporting Unit’s business, discussions with Management and the management of the Acquired Company, and consideration of the attributes of the Developed Technology/Patents, the incremental after-tax cash flows were discounted at a rate of 12 percent for the HD and NIS Developed Technology/Patents and a rate of 14 percent for the CE Developed Technology/Patents using the mid-year convention. In the development of the discount rate for the Developed Technology/Patents intangible asset we considered no incremental premium to each Reporting Unit’s WACC reflecting the risk associated with the Developed Technology/Patents. The derivation of the WACC is discussed in Addendum 13 and presented in Exhibits 16, 31 and 46.

Tax amortization benefit

The fair value of the Developed Technology/Patents is considered amortizable for income tax purposes from the viewpoint of a market participant. The present value of the tax benefit from amortization of the assets has been added to the present value of the incremental after-tax cash flows to arrive at the indicated value of the Developed Technology/Patents. For the calculation of the tax amortization benefit, please refer to the Customer Relationships section.

Indicated value

Exhibits 10, 25 and 40 present the detailed application of the multi-period excess earnings method which produced the following indicated values for the Developed Technology/Patents:

Developed Technology/Patents	Fair Value ($000s)
Home Devices:
QAM	206,100
TCAD	48,800
CPE Broadband	48,500

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Total Home Devices	303,300
Network Infrastructure Solutions:
BAN	22,000
CMTS	—
Video	25,500
VPS	40,900
Total Network Infrastructure Solutions	88,400
Converged Experiences:
Multiscreen Software Solutions	35,300
Managed Home Software Solutions	—
Consumer Solutions	10,100
Total Converged Experiences	45,400

Valuation of in-process research and development

In-process research and development (“IPR&D”) can be broadly defined as acquired research and development assets that have been initiated, achieved material progress, but have not yet resulted in a technologically feasible or commercially viable project. ASC 350, Intangibles — Goodwill and Other, indicates those technology assets deemed “in-process” as of the date of acquisition, regardless of whether they have an alternative future use, shall be recognized and considered indefinite lived until the completion or abandonment of the associated research and development. These assets will be tested annually for impairment in accordance with ASC 350. The FASB has pronounced certain standards that provide guidance for identifying and accounting for purchased research and development. Following is a brief overview of the key accounting literature.

For IPR&D to be recognized as of the acquisition date, the costs incurred by the acquiree must be for research and development activities. ASC 730, Research and Development, provides guidelines related to research and development costs, which are defined as follows:

•	Research: Planned search or critical investigation aimed at discovery of new knowledge with the hope that such knowledge will be useful in developing a new product or service (“product”) or a new process or technique (“process”) or in bringing about a significant improvement to an existing product or process.

•	Development: Translation of research findings or other knowledge into a plan or design for a new product or process, or for a significant improvement to an existing product or process whether intended for sale or use. It includes the conceptual formulation, design, and testing of product alternatives, construction of prototype, and operation of pilot plants.

In addition, ASC 730 provides a list of examples that are within the scope of the above noted definitions of research and development. The following activities would typically be considered research and development for financial reporting purposes:

•	Laboratory research aimed at discovery of new knowledge

•	Searching for applications of new research findings or other knowledge

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•	Conceptual formulation and design of possible product or process alternatives

•	Testing in search for or evaluation of product or process alternatives

•	Modification of the formulation or design of a product or process

•	Design, construction, and testing of preproduction prototypes and models

•	Design of tools, jigs, molds, and dies involving new technology

•	Design, construction, and operation of a pilot plant that is not of a scale economically feasible to the entity for commercial production

•	Engineering activity required to advance the design of a product to the point that it meets specific functional and economic requirements and is ready for manufacture

•	Tools used to facilitate research and development or components of a product or process that are undergoing research and development activities

The American Institute of Certified Public Accountants (AICPA) released a Practice Aid Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries, prepared by the IPR&D Task Force in 2001 (the “Practice Aid”)10. The Practice Aid identifies the best practices related to defining and accounting for, disclosing, and valuing assets acquired to be used in research and development activities, including specific in-process research and development projects. According to the Practice Aid, best practices suggest that the assets acquired to be used in research and development activities should exhibit certain essential characteristics and at least one attribute, as follows11:

Characteristics of assets to be used in research and development activities

•	Control — An acquiring company’s interest in each asset is controllable by the enterprise (i.e., the consolidated entity and its equity invested) so that it can obtain benefit from the asset and control others’ access to the asset.

•	Economic benefit — An acquiring company anticipates that each asset singly, or in combination with other assets of the combined enterprise, will be used in its post combination research and development activities.

Attributes of assets to be used in research and development activities

•	Measurability — The fair value of each asset is estimable with reasonable reliability.

•	With respect to the specific IPR&D projects to be recognized initially as assets to be used in research and development activities, there is also persuasive evidence that each of the projects is measurable, has substance, and is incomplete.

•	Substance — For a specific IPR&D project of an acquired company to give rise initially to an asset, the acquired company performed research and development activities that constitute more than insignificant efforts and that (a) meet the definition of research and development under ASC 730 and (b) result in the creation of value.

•	Incompleteness — Incompleteness means there are remaining risks (e.g., technological or engineering) or certain remaining regulatory approvals at the date of acquisition. Overcoming those risks or obtaining the approvals requires that the combined enterprise will incur additional research and development costs.

[10]	Note that as of the issuance of this report, the IPR&D Task Force is in the process of updating the Practice Aid.
[11]	AICPA Practice Aid, 3.2 – 3.2.03.

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Description of in-process research and development

Management identified and has represented that the following research projects that were acquired from the Acquired Company would qualify as IPR&D intangible assets that have separate and distinct value apart from both tangible assets and goodwill:

•	Home Devices:

QAM (Verizon VMS)

QAM (DCX 3600/XG1)

QAM (DCX 3520/3220)

QAM (KA (Cable MSOs))

QAM (Reference Design Kit)

TCAD (Open Solutions)

TCAD (DSL)

TCAD (DVB Cable)

CPE Broadband

•	Network Infrastructure Solutions:

BAN

CMTS

Video

VPS

•	Converged Experiences:

Multiscreen Software Solutions (Video)

Multiscreen Software Solutions (DreamGallery)

Multiscreen Software Solutions (SecureMedia)

Multiscreen Software Solutions (Merchandiser)

Managed Home Software Solutions

Consumer Solutions

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Multi-period excess earnings method

The multi-period excess earnings method, a variation of the income approach, estimates an intangible asset’s value based on the present value of the incremental after-tax cash flows (or “excess earnings”) attributable only to the intangible asset. This method was used to value the existing IPR&D assets as of the Effective Date. This method was selected for the following reasons:

•	The Practice Aid provides that most assets acquired to be used in research and development activities are valued by the income approach or, in limited circumstances, the cost approach. The market approach is rarely used due to the absence of observable market values for comparable assets.

•	The IPR&D projects are considered to be significant assets used to create unique products and are necessary to compete in the industry.

•	Prospective earnings and related cash flows for each IPR&D asset were identified.

•	Observable comparable royalty rates to apply in a relief from royalty method were not available.

•	Market values for comparable assets were not observed.

•	The cost of reproduction or replacement of the asset is not reflective of the future economic benefit associated with the research and development activities.

The application of the multi-period excess earnings method for the IPR&D is generally described as follows:

•	The prospective revenues and expenditures directly attributable to the IPR&D projects were described by Management

•	A pre-tax royalty charge for certain intangible assets (e.g., trademarks) is deducted to reflect the contribution of these assets to the cash flows of the IPR&D, if applicable.

•	An estimate of pre-tax profit for the IPR&D projects is calculated by subtracting the expenditures and adjustments from revenue.

•	Income taxes are applied to the pre-tax profit.

•	Contributory asset charges for economic returns of and on all monetary, tangible, and other intangible assets necessary to realize the IPR&D project cash flows are applied.

•	Value is estimated by discounting the resulting incremental after-tax cash flows at a discount rate commensurate with the risk inherent in the IPR&D intangible assets as well as any tax benefits related to ownership to present value.

•	The resulting value indication is assessed relative to the other assets acquired and the overall purchase price.

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Assumptions and analysis

All of the prospective assumptions used in our analyses were prepared or approved by Management.

Operating earnings

We utilized Management-prepared prospective financial information for the prospective earnings associated with the IPR&D as the basis of our valuation. Specifically, Management provided us with the following:

•	The prospective revenues associated with the IPR&D projects.

•	The earnings before interest and income taxes margin applicable to the specific IPR&D projects.

•	The following expenses are used to adjust the prospective earnings to reflect costs directly attributable to the IPR&D projects:

•	An adjustment to the research and development expense margin to adjust for research and development directly related to the remaining investment required to complete the IPR&D projects by way of explicit research and development costs to project completion through commercial launch and maintenance expenditures relating to the IPR&D as of the Effective Date. Specifically, this adjustment accounts for expenses associated with research and development for existing and future technologies that are not applicable to the IPR&D.

•	Cost synergies

Remaining useful life

ASC 350 indicates that intangible assets acquired in a business combination that are used in research and development activities shall be considered indefinite lived until the completion or abandonment of the associated research and development efforts. Once the research and development efforts are completed or abandoned, the entity shall determine the useful life of the assets based on an analysis of all pertinent factors. As such, the IPR&D assets are assumed to have an indefinite life as of the Effective Date.

Income tax rate

A tax rate of 36 percent was applied to the pre-tax profit to arrive at the after-tax profit for the HD and NIS IPR&D. A tax rate of 37 percent was applied to the pre-tax profit to arrive at the after-tax profit for the CE IPR&D.

Contributory asset charges

The incremental after-tax cash flows discounted to present value in the application of a multi-period excess earnings include only those cash flows attributable to the intangible asset being valued. These cash flows attributable to the intangible asset are those in excess of fair returns on all assets necessary to realize the cash flows. In the application of the multi-period excess earnings, the fair return for the use of the contributory assets is captured through the use of a contributory asset charge.

Confidential Treatment Requested by ARRIS Group, Inc.	ARRS33
Deloitte Financial Advisory Services LLP	89

In order to isolate the value of the IPR&D, we reduced after-tax profit by the applicable contributory asset charges. The valuation analysis reflects charges for the following contributing assets:

•	Net working capital

•	Fixed assets

•	Market leases

•	Assembled workforce

These charges were based on the normalized values of these asset groups and the amount of return each asset class would require from the viewpoint of a market participant. Please see Addendum 12 for a discussion of contributory asset charges as applied to the valuation of the intangible assets.

Discount rate

Quantifying the return requirements for a specific intangible asset depends on the nature of the business operations and the intangible asset as various factors may contribute to its risk profile. Based upon our understanding of the Acquired Company’s business, discussions with Management and the management of the Acquired Company, and consideration of the attributes of the IPR&D assets, the incremental after-tax cash flows were discounted at a rate of 13 percent for the HD and NIS IPR&D and a rate of 15 percent for the CE IPR&D using the mid-year convention. In the development of the discount rates for the IPR&D intangible assets we considered an incremental premium to each Reporting Unit’s WACC of 1 percent reflecting the additional risk associated with the IPR&D assets. The derivation of the WACC is discussed in Addendum 13 and presented in Exhibits 16, 31 and 46.

Tax amortization benefit

The fair value of the IPR&D is considered amortizable for income tax purposes from the viewpoint of a market participant. The present value of the tax benefit from amortization of the assets has been added to the present value of the incremental after-tax cash flows to arrive at the indicated value of the IPR&D. For the calculation of the tax amortization benefit, please refer to the Customer Relationships section.

Indicated value

Exhibits 11, 26 and 41 present the detailed application of the multi-period excess earnings method, which produced the following indicated values for the IPR&D:

IPR&D	Fair Value ($000s)
Home Devices:
QAM (Verizon VMS)	43,700
QAM (DCX 3600/XG1)	7,100
QAM (DCX 3520/3220)	100
QAM (KA (Cable MSOs))	18,700
QAM (Reference Design Kit)	3,000
TCAD (Open Solutions)	300
TCAD (DSL)	—

Confidential Treatment Requested by ARRIS Group, Inc.	ARRS34
Deloitte Financial Advisory Services LLP	90

TCAD (DVB Cable)	—
CPE Broadband	—
Total Home Devices	72,900
Network Infrastructure Solutions:
BAN	5,100
CMTS	—
Video	3,300
VPS	—
Total Network Infrastructure Solutions	8,400
Converged Experiences:
Multiscreen Software Solutions (Video Flow)	—
Multiscreen Software Solutions (DreamGallery)	1,300
Multiscreen Software Solutions (SecureMedia)	—
Multiscreen Software Solutions (Merchandiser)	—
Managed Home Software Solutions	—
Consumer Solutions	—
Total Converged Experiences	1,300

Estimate of the assembled workforce

The assembled workforce was valued for purposes of calculating the contributory asset charge for the Customer Relationships, Order Backlog, Developed Technology/Patents and IPR&D. Although the assembled workforce is identified and valued for purposes of calculating contributory asset charges, its value should not be reported separately as an identifiable intangible asset apart from goodwill. An assembled workforce does not represent the intellectual capital of the skilled workforce — the (often specialized) knowledge and experience that employees of an acquiree bring to their jobs. In addition, an entity usually would not have sufficient control over the expected future economic benefits arising from an assembled workforce for it to meet the definition of a separate intangible asset. Because the assembled workforce is not an identifiable asset to be recognized separately from goodwill, any value attributed to it is subsumed into goodwill.

An assembled workforce is the presence of a skilled employee base that is knowledgeable about its company’s procedures and possesses expertise in certain fields that are important to continued profitability and growth. Benefits are attributable to an assembled workforce since it can be costly to locate, hire, and train a workforce, as evidenced by expenditures related to retaining employees and reducing turnover. The more specialized the workforce, the greater the cost of its assemblage, and the larger the value to that company.

ASC 805 indicates that given that an assembled workforce is a collection of employees rather than an individual employee that it does not arise from contractual or legal rights. In addition, an assembled workforce cannot be sold, transferred, licensed, rented, or otherwise exchanged without causing disruption to the business. As such, the assembled workforce value is subsumed in goodwill; however, for

Confidential Treatment Requested by ARRIS Group, Inc.	ARRS35
Deloitte Financial Advisory Services LLP	91

Home Devices
Exhibit 10, Page 1 of 4
Developed Technology/Patents
Valuation as of April 17, 2013
(US
DRAFT-For Discussion Purposes Only
Remaining
Useful Life
Developed Technology/Patents
Indicated Value
(In Years)
Deve
Deve
Deve
Indicated Value (Rounded)
Notes:
Confidential Treatment Requested by ARRIS Group, Inc. ARRS36

Home Devices Exhibit 10, Page 2 of 4
Developed Tec
Valuation as of April 17, 2013
(US ) DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
Period 2013 2014 2015 2016 2017 2018
1 2 3 4 5 6
Revenues
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research and Development (Maintenance)
Sales and Marketing
General and Administrative
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (2)
Adjusted EBIT
Adjusted EBIT Margin
Income Taxes (3)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (4)
Net Working Capital
Fixed Assets
TIVO Patent License Agreement
Market Leases
Assembled Workforce - HD
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (5)
Periods Discounting
Present-Value Factor (6)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Estimated Remaining Useful Life (in Years) (1)
Present Value of Tax Amortization Benefit (7)
Discount Rate (6)
Preliminary Indication of Value
Indicated Value (Rounded)
Notes:
Source: Provided by Management
(1) Estimated based on discussions with Management. (2) Estimated using the profit-split method.
(3) Represents weighted average blended marginal tax rates of the various countries Motorola does business. (4) See Exhibit 14.
(5) Partial Period Factor reflects the 04/17/2013 valuation date. (6) See Exhibit 13.
(7) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
Confidential Treatment Requested by ARRIS Group, Inc. ARRS37

Home Devices Exhibit 10, Page 3 of 4
Developed Technol
Valuation as of April 17, 2013
(US ) DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016 2017
Period 1 2 3 4 5
Revenues (1)
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research and Development (Maintenance)
Other Operating Expenses (2)
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (3)
Adjusted EBIT
Adjusted EBIT Margin
Income Taxes (4)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (5)
Net Working Capital
Fixed Assets
TIVO Patent License Agreement
Market Leases
(1) (1) (1) (0) (0)
Assembled Workforce - HD
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (6)
Periods Discounting
Present-Value Factor (7)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Present Value of Tax Amortization Benefit (8)
Preliminary Indication of Value
Indicated Value (Rounded)
Assumptions
Estimated Remaining Useful Life (in Years) (9)
Discount Rate (7)
Notes:
Source: Provided by Management
(1) Total revenue excludes revenue attributable to services.
(2) Other operating expenses includes sales and marketing, general and administration expenses, and excludes expenses related to services.
(3) Estimated using the profit-split method.
(4) Represents weighted average blended marginal tax rates of the various countries Motorola does business. (5) See Exhibit 14.
(6) Partial Period Factor reflects the 04/17/2013 valuation date. (7) See Exhibit 13.
(8) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
(9) Estimated based on discussions with Management.
Confidential Treatment Requested by ARRIS Group, Inc. ARRS38

Home Devices Exhibit 10, Page 4 of 4
Developed Techno
Valuation as of April 17, 2013
(US )
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016
Period 1 2 3 4
Revenues
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research and Development (Maintenance)
Sales and Marketing
General and Administrative
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (2)
Adjusted EBIT
Adjusted EBIT Margin
Income Taxes (3)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (4)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - HD
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (5)
Periods Discounting
Present-Value Factor (6)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Present Value of Tax Amortization Benefit (7)
Preliminary Indication of Value
Indicated Value (Rounded)
Assumptions
Estimated Remaining Useful Life (in Years) (1)
Discount Rate (6)
Notes:
Source: Provided by Management
(1) Estimated based on discussions with Management. (2) Estimated using the profit-split method.
(3) Represents weighted average blended marginal tax rates of the various countries Motorola does business. (4) See Exhibit 14.
(5) Partial Period Factor reflects the 04/17/2013 valuation date. (6) See Exhibit 13.
(7) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
Confidential Treatment Requested by ARRIS Group, Inc. ARRS39

Home Devices
Exhibit 11, Page 1 of 10
In-Process Research and Dev
Valuation as of April 17, 2013
(US DRAFT-For Discussion Purposes Only
IPR&D
Indicated Value
IP
IP
IP
IP
IP
IP
IP
IP
IP
Indicated Value (Rounded)
Notes:
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS40

Home Devices
Exhibit 11, Page 2 of 10
IPR&D -
Valuation as of April 17, 2013
(US
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016 2017 2018
Period 1 2 3 4 5 6
Revenues
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research & Development (7)
Sales & Marketing
General & Administrative
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (1)
Adjusted EBIT
Adjusted EBIT Margin
Income Tax (2)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (3)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - HD
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (4)
Periods Discounting
Present-Value Factor (5)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Present Value of Tax Amortization Benefit (6)
Preliminary Indication of Value
Indicated Value (Rounded)
Assumptions
Discount Rate (5)
Notes:
Source: Provided by Management
(1) Estimated using the profit-split method.
(2) Represents weighted average blended marginal tax rates of the various countries Motorola does business. (3) See Exhibit 14.
(4) Partial Period Factor reflects the 04/17/2013 valuation date. (5) See Exhibit 13.
(6) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
(7) Includes cost to complete.
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS41

Home Devices Exhibit 11, Page 3 of 10
IPR&D -
Valuation as of April 17, 2013
(US
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016 2017 2018
Period 1 2 3 4 5 6
Revenues
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research & Development (7)
Sales & Marketing
General & Administrative
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (1)
Adjusted EBIT
Adjusted EBIT Margin
Income Tax (2)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (3)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - HD
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (4)
Periods Discounting
Present-Value Factor (5)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Present Value of Tax Amortization Benefit (6)
Preliminary Indication of Value
Indicated Value (Rounded)
Assumptions
Discount Rate (5)
Notes:
Source: Provided by Management
(1) Estimated using the profit-split method.
(2) Represents weighted average blended marginal tax rates of the various countries Motorola does business. (3) See Exhibit 14.
(4) Partial Period Factor reflects the 04/17/2013 valuation date. (5) See Exhibit 13.
(6) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
(7) Includes cost to complete.
Confidential Treatment Requested by ARRIS Group, Inc. ARRS42

Home Devices Exhibit 11, Page 4 of 10
IPR&D -
Valuation as of April 17, 2013
(US )
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015
Period 1 2 3
Revenues
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research & Development (7)
Sales & Marketing
General & Administrative
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (1)
Adjusted EBIT
Adjusted EBIT Margin
Income Tax (2)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (3)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - HD
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (4)
Periods Discounting
Present-Value Factor (5)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Present Value of Tax Amortization Benefit (6)
Preliminary Indication of Value
Indicated Value (Rounded)
Assumptions
Discount Rate (5)
Notes:
Source: Provided by Management
(1) Estimated using the profit-split method.
(2) Represents weighted average blended marginal tax rates of the various countries Motorola does business.
(3) See Exhibit 14.
(4) Partial Period Factor reflects the 04/17/2013 valuation date.
(5) See Exhibit 13.
(6) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the p Section 197 of the Internal Revenue Code.
(7) Includes cost to complete.
Confidential Treatment Requested by ARRIS Group, Inc. ARRS43

Home Devices
Exhibit 11, Page 5 of 10
IPR&D -
Valuation as of April 17, 2013
(US )
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016 2017 2018
Period 1 2 3 4 5 6
Revenues
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research & Development (7)
Sales & Marketing
General & Administrative
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (1)
Adjusted EBIT
Adjusted EBIT Margin
Income Tax (2)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (3)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - HD
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (4)
Periods Discounting
Present-Value Factor (5)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Present Value of Tax Amortization Benefit (6)
Preliminary Indication of Value
Indicated Value (Rounded)
Assumptions
Discount Rate (5)
Notes:
Source: Provided by Management
(1) Estimated using the profit-split method.
(2) Represents weighted average blended marginal tax rates of the various countries Motorola does business.
(3) See Exhibit 14.
(4) Partial Period Factor reflects the 04/17/2013 valuation date.
(5) See Exhibit 13.
(6) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
(7) Includes cost to complete.
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS44

Home Devices
Exhibit 11, Page 6 of 10
IPR&D -
Valuation as of April 17, 2013
(US )
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016 2017 2018
Period 1 2 3 4 5 6
Revenues
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research & Development (7)
Sales & Marketing
General & Administrative
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (1)
Adjusted EBIT
Adjusted EBIT Margin
Income Tax (2)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (3)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - HD
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (4)
Periods Discounting
Present-Value Factor (5)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Present Value of Tax Amortization Benefit (6)
Preliminary Indication of Value
Indicated Value (Rounded)
Assumptions
Discount Rate (5)
Notes:
Source: Provided by Management
(1) Estimated using the profit-split method.
(2) Represents weighted average blended marginal tax rates of the various countries Motorola does business. (3) See Exhibit 14.
(4) Partial Period Factor reflects the 04/17/2013 valuation date. (5) See Exhibit 13.
(6) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
(7) Includes cost to complete.
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS45

Home Devices
Exhibit 11, Page 7 of 10
IPR&D -
Valuation as of April 17, 2013
(US )
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016 2017
Period 1 2 3 4 5
Revenues (1)
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research & Development (9)
Other Operating Expenses (2)
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (3)
Adjusted EBIT
Adjusted EBIT Margin
Income Tax (4)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (5)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - HD
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (6)
Periods Discounting
Present-Value Factor (7)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Present Value of Tax Amortization Benefit (8)
Preliminary Indication of Value
Indicated Value (Rounded)
Assumptions
Discount Rate (7)
Notes:
Source: Provided by Management
(1) Total revenue excludes revenue attributable to services.
(2) Other operating expenses includes sales and marketing, general and administration expenses, and excludes expenses related to services. (3) Estimated using the profit-split method.
(4) Represents weighted average blended marginal tax rates of the various countries Motorola does business. (5) See Exhibit 14.
(6) Partial Period Factor reflects the 04/17/2013 valuation date. (7) See Exhibit 13.
(8) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
(9) Includes cost to complete.
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS46

me Devices
Exhibit 11, Page 8 of 10
IPR&D -
Valuation as of April 17, 2013
(US )
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016 2017
Period 1 2 3 4 5
Revenues (1)
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research & Development (9)
Other Operating Expenses (2)
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (3)
Adjusted EBIT
Adjusted EBIT Margin
Income Tax (4)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (5)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - HD
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (6)
Periods Discounting
Present-Value Factor (7)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Present Value of Tax Amortization Benefit (8)
Preliminary Indication of Value
Indicated Value (Rounded)
Assumptions
Discount Rate (7)
Notes:
Source: Provided by Management
(1) Total revenue excludes revenue attributable to services.
(2) Other operating expenses includes sales and marketing, general and administration expenses, and excludes expenses related to services.
(3) Estimated using the profit-split method.
(4) Represents weighted average blended marginal tax rates of the various countries Motorola does business. (5) See Exhibit 14.
(6) Partial Period Factor reflects the 04/17/2013 valuation date. (7) See Exhibit 13.
(8) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
(9) Includes cost to complete.
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS47

Home Devices
Exhibit 11, Page 9 of 10
IPR&D
Valuation as of April 17, 2013
(US )
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016 2017
Period 1 2 3 4 5
Revenues (1)
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research & Development (9)
Other Operating Expenses (2)
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (3)
Adjusted EBIT
Adjusted EBIT Margin
Income Tax (4)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (5)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - HD
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (6)
Periods Discounting
Present-Value Factor (7)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Present Value of Tax Amortization Benefit (8)
Preliminary Indication of Value
Indicated Value (Rounded)
Assumptions
Discount Rate (7)
Notes:
Source: Provided by Management
(1) Total revenue excludes revenue attributable to services.
(2) Other operating expenses includes sales and marketing, general and administration expenses, and excludes expenses related to services. (3) Estimated using the profit-split method.
(4) Represents weighted average blended marginal tax rates of the various countries Motorola does business. (5) See Exhibit 14.
(6) Partial Period Factor reflects the 04/17/2013 valuation date. (7) See Exhibit 13.
(8) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
(9) Includes cost to complete.
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS48

Home Devices
Exhibit 11, Page 10 of 10
IPR&D
Valuation as of April 17, 2013
(US )
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016
Period 1 2 3 4
Revenues
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research & Development (8)
Sales & Marketing
General & Administrative
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (1)
Adjusted EBIT
Adjusted EBIT Margin
Income Tax (2)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (3)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - HD
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (4)
Periods Discounting
Present-Value Factor (5)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Present Value of Tax Amortization Benefit (6)
Preliminary Indication of Value
Indicated Value (Rounded)
Assumptions
Discount Rate (5)
Notes:
Source: Provided by Management
(1) Estimated based on discussions with Management. (2) Estimated using the profit-split method.
(3) Represents weighted average blended marginal tax rates of the various countries Motorola does business. (4) See Exhibit 14.
(5) Partial Period Factor reflects the 04/17/2013 valuation date. (6) See Exhibit 13.
(7) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
(8) Includes cost to complete.
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS49

Network Infrastructure Solutions
Exhibit 25, Page 1 of 5
Developed Technology/Patents
Valuation as of April 17, 2013
(US )
DRAFT-For Discussion Purposes Only
Remaining
Useful Life
Developed Technology/Patents
Indicated Value
(In Years)
Dev
Dev
Dev
Dev
Indicated Value (Rounded)
Notes:
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS50

Network Infrastructure Solutions
Exhibit 25, Page 2 of 5
Developed Techn
Valuation as of April 17, 2013
(US )
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
Period 1 2 3 4 5 6 7 8 9 10 11
Revenues (1)
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research and Development (Maintenance)
Other Operating Expenses (2)
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (3)
Adjusted EBIT
Adjusted EBIT Margin
Income Taxes (4)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (5)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - NIS
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (6)
Periods Discounting
Present-Value Factor (7)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Present Value of Tax Amortization Benefit (8)
Preliminary Indication of Value
Indicated Value (Rounded)
Assumptions
Estimated Remaining Useful Life (in Years) (9)
Discount Rate (7)
Notes:
Source: Provided by Management
(1) Total revenue excludes revenue attributable to services.
(2) Other operating expenses includes sales and marketing, general and administration expenses, and excludes expenses related to services. (3) Estimated using the profit-split method.
(4) Represents weighted average blended marginal tax rates of the various countries Motorola does business. (5) See Exhibit 29.
(6) Partial Period Factor reflects the 04/17/2013 valuation date. (7) See Exhibit 28.
(8) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
(9) Estimated based on discussions with Management.
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS51

Network Infrastructure Solutions
Developed Tech
Valuation as of April 17, 2013
(US ) Exhibit 25, Page 3 of 5
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016 2017 2018
Period 1 2 3 4 5 6
Revenues (1)
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research and Development (Maintenance)
Other Operating Expenses (2)
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (3)
Adjusted EBIT
Adjusted EBIT Margin
Income Taxes (4)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (5)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - NIS
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (6)
Periods Discounting
Present-Value Factor (7)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Present Value of Tax Amortization Benefit (8)
Preliminary Indication of Value
Indicated Value (Rounded)
Assumptions
Estimated Remaining Useful Life (in Years) (9)
Discount Rate (7)
Notes:
Source: Provided by Management
(1) Total revenue excludes revenue attributable to services.
(2) Other operating expenses includes sales and marketing, general and administration expenses, and excludes expenses related to services.
(3) Estimated using the profit-split method.
(4) Represents weighted average blended marginal tax rates of the various countries Motorola does business. (5) See Exhibit 29.
(6) Partial Period Factor reflects the 04/17/2013 valuation date. (7) See Exhibit 28.
(8) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
(9) Estimated based on discussions with Management.
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS52

Network Infrastructure Solutions
Developed Tech
Valuation as of April 17, 2013
(US )
Exhibit 25, Page 4 of 5
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
Period 1 2 3 4 5 6 7 8 9 10 11
Revenues (1)
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research and Development (Maintenance)
Other Operating Expenses (2)
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (3)
Adjusted EBIT
Adjusted EBIT Margin
Income Taxes (4)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (5)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - NIS
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (6)
Periods Discounting
Present-Value Factor (7)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Assumptions
Estimated Remaining Useful Life (in Years) (9)
Discount Rate (7)
Present Value of Tax Amortization Benefit (8)
Preliminary Indication of Value
Indicated Value (Rounded)
Notes:
Source: Provided by Management
(1) Total revenue excludes revenue attributable to services.
(2) Other operating expenses includes sales and marketing, general and administration expenses, and excludes expenses related to services.
(3) Estimated using the profit-split method.
(4) Represents weighted average blended marginal tax rates of the various countries Motorola does business. (5) See Exhibit 29.
(6) Partial Period Factor reflects the 04/17/2013 valuation date. (7) See Exhibit 28.
(8) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
(9) Estimated based on discussions with Management.
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS53

Network Infrastructure Solutions
Developed Techn
Valuation as of April 17, 2013
(US )
Exhibit 25, Page 5 of 5
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016 2017 2018 2019 2020 2021
Period 1 2 3 4 5 6 7 8 9
Revenues (1)
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research and Development (Maintenance)
Other Operating Expenses (2)
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (3)
Adjusted EBIT
Adjusted EBIT Margin
Income Taxes (4)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (5)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - NIS
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (6)
Periods Discounting
Present-Value Factor (7)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Present Value of Tax Amortization Benefit (8)
Preliminary Indication of Value
Indicated Value (Rounded)
Assumptions
Estimated Remaining Useful Life (in Years) (9)
Discount Rate (7)
Notes:
Source: Provided by Management
(1) Total revenue excludes revenue attributable to services.
(2) Other operating expenses includes sales and marketing, general and administration expenses, and excludes expenses related to services.
(3) Estimated using the profit-split method.
(4) Represents weighted average blended marginal tax rates of the various countries Motorola does business. (5) See Exhibit 29.
(6) Partial Period Factor reflects the 04/17/2013 valuation date. (7) See Exhibit 28.
(8) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
(9) Estimated based on discussions with Management.
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS54

Network Infrastructure Solutions
In-Process Research and Development (IPR&D)
Valuation as of April 17, 2013
(US )
Exhibit 26, Page 1 of 5
DRAFT-For Discussion Purposes Only
IPR&D IP IP IP IP Indicated Value (Rounded)
Indicated Value
Notes:
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS55

Network Infrastructure Solutions
IPR&D -
Valuation as of April 17, 2013
(US )
Exhibit 26, Page 2 of 5
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
Period 1 2 3 4 5 6 7 8 9 10 11
Revenues (1)
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research & Development (9)
Other Operating Expenses (2)
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (3)
Adjusted EBIT
Adjusted EBIT Margin
Income Tax (4)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (5)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - NIS
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (6)
Periods Discounting
Present-Value Factor (7)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Assumptions
Discount Rate (7)
Present Value of Tax Amortization Benefit (8)
Preliminary Indication of Value
Indicated Value (Rounded)
Notes:
Source: Provided by Management
(1) Total revenue excludes revenue attributable to services.
(2) Other operating expenses includes sales and marketing, general and administration expenses, and excludes expenses related to services.
(3) Estimated using the profit-split method.
(4) Represents weighted average blended marginal tax rates of the various countries Motorola does business.
(5) See Exhibit 29.
(6) Partial Period Factor reflects the 04/17/2013 valuation date. (7) See Exhibit 28.
(8) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
(9) Includes cost to complete.
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS56

Network Infrastructure Solutions
IPR&D -
Valuation as of April 17, 2013
(US )
Exhibit 26, Page 3 of 5
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016 2017 2018
Period 1 2 3 4 5 6
Revenues (1)
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research & Development (9)
Other Operating Expenses (2)
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (3)
Adjusted EBIT
Adjusted EBIT Margin
Income Tax (4)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (5)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - NIS
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (6)
Periods Discounting
Present-Value Factor (7)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Present Value of Tax Amortization Benefit (8)
Preliminary Indication of Value
Indicated Value (Rounded)
Assumptions
Discount Rate (7)
Notes:
Source: Provided by Management
(1) Total revenue excludes revenue attributable to services.
(2) Other operating expenses includes sales and marketing, general and administration expenses, and excludes expenses related to services.
(3) Estimated using the profit-split method.
(4) Represents weighted average blended marginal tax rates of the various countries Motorola does business.
(5) See Exhibit 29.
(6) Partial Period Factor reflects the 04/17/2013 valuation date.
(7) See Exhibit 28.
(8) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
(9) Includes cost to complete.
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS57

twork Infrastructure Solutions
IPR&D -
Valuation as of April 17, 2013
(US$ )
Exhibit 26, Page 4 of 5
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
Period 1 2 3 4 5 6 7 8 9 10 11
Revenues (1)
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research & Development (9)
Other Operating Expenses (2)
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (3)
Adjusted EBIT
Adjusted EBIT Margin
Income Tax (4)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (5)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - NIS
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (6)
Periods Discounting
Present-Value Factor (7)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Assumptions
Discount Rate (7)
Present Value of Tax Amortization Benefit (8)
Preliminary Indication of Value
Indicated Value (Rounded)
Notes:
Source: Provided by Management
(1) Total revenue excludes revenue attributable to services.
(2) Other operating expenses includes sales and marketing, general and administration expenses, and excludes expenses related to services.
(3) Estimated using the profit-split method.
(4) Represents weighted average blended marginal tax rates of the various countries Motorola does business.
(5) See Exhibit 29.
(6) Partial Period Factor reflects the 04/17/2013 valuation date.
(7) See Exhibit 28.
(8) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
(9) Includes cost to complete.
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS58

Network Infrastructure Solutions
IPR&D -
Valuation as of April 17, 2013
(US$ )
Exhibit 26, Page 5 of 5
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016 2017 2018 2019 2020 2021
Period 1 2 3 4 5 6 7 8 9
Revenues (1)
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research & Development (9)
Other Operating Expenses (2)
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (3)
Adjusted EBIT
Adjusted EBIT Margin
Income Tax (4)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (5)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - NIS
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (6)
Periods Discounting
Present-Value Factor (7)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Assumptions
Discount Rate (7)
Present Value of Tax Amortization Benefit (8)
Preliminary Indication of Value
Indicated Value (Rounded)
Notes:
Source: Provided by Management
(1) Total revenue excludes revenue attributable to services.
(2) Other operating expenses includes sales and marketing, general and administration expenses, and excludes expenses related to services.
(3) Estimated using the profit-split method.
(4) Represents weighted average blended marginal tax rates of the various countries Motorola does business.
(5) See Exhibit 29.
(6) Partial Period Factor reflects the 04/17/2013 valuation date.
(7) See Exhibit 28.
(8) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
(9) Includes cost to complete.
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS59

Converged Experiences
Developed Technology/Patents
Valuation as of April 17, 2013
(US )
Exhibit 40, Page 1 of 4
DRAFT-For Discussion Purposes Only
Remaining Useful Life
Developed Technology/Patents
Indicated Value
(In Years)
Deve
Deve
Deve
Indicated Value (Rounded)
Notes:
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS60

Converged Experiences
Exhibit 40, Page 2 of 4
Developed Tec
Valuation as of April 17, 2013
(US )
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016 2017 2018 2019 2020 2021
Period 1 2 3 4 5 6 7 8 9
Revenues
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research and Development (Maintenance)
Sales and Marketing
General and Administrative
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (2)
Adjusted EBIT
Adjusted EBIT Margin
Income Taxes (3)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (4)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - CE
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (5)
Periods Discounting
Present-Value Factor (6)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Assumptions
Estimated Remaining Useful Life (in Years) (1)
Present Value of Tax Amortization Benefit (7)
Discount Rate (6)
Preliminary Indication of Value
Indicated Value (Rounded)
Notes:
Source: Provided by Management
(1) Estimated based on discussions with Management.
(2) Estimated using the profit-split method.
(3) Represents weighted average blended marginal tax rates of the various countries Motorola does business.
(4) See Exhibit 44.
(5) Partial Period Factor reflects the 04/17/2013 valuation date.
(6) See Exhibit 43.
(7) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS61

Converged Experiences
Exhibit 40, Page 3 of 4
Developed Techn
Valuation as of April 17, 2013
(US )
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016 2017 2018 2019
Period 1 2 3 4 5 6 7
Revenues
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research and Development (Maintenance)
Sales and Marketing
General and Administrative
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (2)
Adjusted EBIT
Adjusted EBIT Margin
Income Taxes (3)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (4)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - CE
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (5)
Periods Discounting
Present-Value Factor (6)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Present Value of Tax Amortization Benefit (7)
Preliminary Indication of Value
Indicated Value (Rounded)
Assumptions
Estimated Remaining Useful Life (in Years) (1)
Discount Rate (6)
Notes:
Source: Provided by Management
(1) Estimated based on discussions with Management.
(2) Estimated using the profit-split method.
(3) Represents weighted average blended marginal tax rates of the various countries Motorola does business.
(4) See Exhibit 44.
(5) Partial Period Factor reflects the 04/17/2013 valuation date.
(6) See Exhibit 43.
(7) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS62

Converged Experiences
Exhibit 40, Page 4 of 4
Developed Techn
Valuation as of April 17, 2013
(US
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016 2017 2018
Period 1 2 3 4 5 6
Revenues
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research and Development (Maintenance)
Sales and Marketing
General and Administrative
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (2)
Adjusted EBIT
Adjusted EBIT Margin
Income Taxes (3)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (4)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - CE
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (5)
Periods Discounting
Present-Value Factor (6)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Present Value of Tax Amortization Benefit (7)
Preliminary Indication of Value
Indicated Value (Rounded)
Assumptions
Estimated Remaining Useful Life (in Years) (1)
Discount Rate (6)
Notes:
Source: Provided by Management
(1) Estimated based on discussions with Management.
(2) Estimated using the profit-split method.
(3) Represents weighted average blended marginal tax rates of the various countries Motorola does business.
(4) See Exhibit 44.
(5) Partial Period Factor reflects the 04/17/2013 valuation date.
(6) See Exhibit 43.
(7) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS63

Converged Experiences
Exhibit 41, Page 1 of 7
In-Process Research and Development (IPR&D)
Valuation as of April 17, 2013
(US )
DRAFT-For Discussion Purposes Only
IPR&D
Indicated Value
IP
IP
IP
IP
IP
IP
Indicated Value (Rounded)
Notes:
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS64

Converged Experiences
Exhibit 41, Page 2 of 7
IPR&D -
Valuation as of April 17, 2013
(US )
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016 2017
Period 1 2 3 4 5
Revenues
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research & Development (7)
Sales & Marketing
General & Administrative
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (1)
Adjusted EBIT
Adjusted EBIT Margin
Income Tax (2)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (3)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - CE
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (4)
Periods Discounting
Present-Value Factor (5)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Present Value of Tax Amortization Benefit (6)
Preliminary Indication of Value
Indicated Value (Rounded)
Assumptions
Discount Rate (5)
Notes:
Source: Provided by Management
(1) Estimated using the profit-split method.
(2) Represents weighted average blended marginal tax rates of the various countries Motorola does business.
(3) See Exhibit 44.
(4) Partial Period Factor reflects the 04/17/2013 valuation date.
(5) See Exhibit 43.
(6) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
(7) Includes cost to complete.
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS65

Converged Experiences
Exhibit 41, Page 3 of 7
IPR&D -
Valuation as of April 17, 2013
(US )
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016 2017 2018
Period 1 2 3 4 5 6
Revenues
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research & Development (7)
Sales & Marketing
General & Administrative
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (1)
Adjusted EBIT
Adjusted EBIT Margin
Income Tax (2)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (3)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - CE
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (4)
Periods Discounting
Present-Value Factor (5)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Present Value of Tax Amortization Benefit (6)
Preliminary Indication of Value
Indicated Value (Rounded)
Assumptions
Discount Rate (5)
Notes:
Source: Provided by Management
(1) Estimated using the profit-split method.
(2) Represents weighted average blended marginal tax rates of the various countries Motorola does business.
(3) See Exhibit 44.
(4) Partial Period Factor reflects the 04/17/2013 valuation date.
(5) See Exhibit 43.
(6) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
(7) Includes cost to complete.
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS66

Converged Experiences
Exhibit 41, Page 4 of 7
IPR&D -
Valuation as of April 17, 2013
(US )
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016
Period 1 2 3 4
Revenues
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research & Development (7)
Sales & Marketing
General & Administrative
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (1)
Adjusted EBIT
Adjusted EBIT Margin
Income Tax (2)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (3)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - CE
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (4)
Periods Discounting
Present-Value Factor (5)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Present Value of Tax Amortization Benefit (6)
Preliminary Indication of Value
Indicated Value (Rounded)
Assumptions
Discount Rate (6)
Notes:
Source: Provided by Management
(1) Estimated using the profit-split method.
(2) Represents weighted average blended marginal tax rates of the various countries Motorola does business.
(3) See Exhibit 44.
(4) Partial Period Factor reflects the 04/17/2013 valuation date.
(5) See Exhibit 43.
(6) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
(7) Includes cost to complete.
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS67

Converged Experiences
Exhibit 41, Page 5 of 7
IPR&D -
Valuation as of April 17, 2013
(US
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016 2017
Period 1 2 3 4 5
Revenues
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research & Development (7)
Sales & Marketing
General & Administrative
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (1)
Adjusted EBIT
Adjusted EBIT Margin
Income Tax (2)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (3)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - CE
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (4)
Periods Discounting
Present-Value Factor (5)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Present Value of Tax Amortization Benefit (6)
Preliminary Indication of Value
Indicated Value (Rounded)
Assumptions
Discount Rate (6)
Notes:
Source: Provided by Management
(1) Estimated using the profit-split method.
(2) Represents weighted average blended marginal tax rates of the various countries Motorola does business.
(3) See Exhibit 44.
(4) Partial Period Factor reflects the 04/17/2013 valuation date.
(5) See Exhibit 43.
(6) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
(7) Includes cost to complete.
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS68

Converged Experiences
Exhibit 41, Page 6 of 7
IPR&D -
Valuation as of April 17, 2013
(US
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016 2017
Period 1 2 3 4 5
Revenues
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research & Development (7)
Sales & Marketing
General & Administrative
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (1)
Adjusted EBIT
Adjusted EBIT Margin
Income Tax (2)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (3)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - CE
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (4)
Periods Discounting
Present-Value Factor (5)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Present Value of Tax Amortization Benefit (6)
Preliminary Indication of Value
Indicated Value (Rounded)
Assumptions
Discount Rate (5)
Notes:
Source: Provided by Management
(1) Estimated using the profit-split method.
(2) Represents weighted average blended marginal tax rates of the various countries Motorola does business.
(3) See Exhibit 44.
(4) Partial Period Factor reflects the 04/17/2013 valuation date.
(5) See Exhibit 43.
(6) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
(7) Includes cost to complete.
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS69

Converged Experiences
Exhibit 41, Page 7 of 7
IPR&D -
Valuation as of April 17, 2013
(US )
DRAFT-For Discussion Purposes Only
Fiscal Year Ending December 31,
2013 2014 2015 2016
Period 1 2 3 4
Revenues
Growth from Prior Year
Cost of Goods Sold
Gross Profit
Gross Profit Margin
Research & Development (7)
Sales & Marketing
General & Administrative
Cost Synergies
Total Operating Expenses
EBIT
EBIT Margin
TMTN Royalty Expense (1)
Adjusted EBIT
Adjusted EBIT Margin
Income Tax (2)
Net Operating Profit After-Tax
Return on Contributory Asset Charges (3)
Net Working Capital
Fixed Assets
Market Leases
Assembled Workforce - CE
Assembled Workforce - Corporate
Net Available Cash Flow
Partial Period Factor (4)
Periods Discounting
Present-Value Factor (5)
Present Value of Cash Flows
Sum of Present Value of Cash Flows
Present Value of Tax Amortization Benefit (6)
Preliminary Indication of Value
Indicated Value (Rounded)
Assumptions
Discount Rate (5)
Notes:
Source: Provided by Management
(1) Estimated using the profit-split method.
(2) Represents weighted average blended marginal tax rates of the various countries Motorola does business.
(3) See Exhibit 44.
(4) Partial Period Factor reflects the 04/17/2013 valuation date.
(5) See Exhibit 43.
(6) Represents the tax benefits resulting from the amortization of the intangible asset over 15 years for income tax purposes under the provisions of Section 197 of the Internal Revenue Code.
(7) Includes cost to complete.
Confidential Treatment Requested by ARRIS Group, Inc.
ARRS70